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Filed by First Data Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-31527
Subject Company: Concord EFS, Inc.

        This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Incorporated. First Data has filed with the Securities and Exchange Commission a joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 South Quebec Street., Suite 340, Greenwood Village, Colorado 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133.

        First Data and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

        First Data Corporation issued the following press release today:

Contacts:

  Investor relations, David Banks, First Data, 303-967-8057
  Media relations, Staci Busby, First Data, 303-967-7188

Statement from First Data and Concord EFS Regarding Proposed Merger

        DENVER—October 23, 2003—First Data (NYSE: FDC) and Concord EFS (NYSE: CE) stated that they have just been notified that the U.S. Department of Justice intends to file a lawsuit challenging the proposed merger of the two companies. The companies will make further comment upon receipt of the formal complaint.

About First Data

        First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As an electronic commerce and payment services company, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include approximately 169,000 Agent locations in more than 195 countries and territories. For more information, please visit www.firstdata.com.

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Statement from First Data and Concord EFS Regarding Proposed Merger